82-5769

02 DEC -3 AM 9:45

UFJ Holdings, Inc

02060216

Address: UFJ Holdings, Inc.
1-1, Otemachi 1-chome, Chiyoda-ku,
Tokyo 100-8114, JAPAN

Facsimile: 81-3-3212-5867

Telephone: 81-3-3212-5458

SUPPL

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	November 25, 2002
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	001-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	24 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
DEC 17 2002
THOMSON
FINANCIAL

dlw 12/6

* If you do not receive all pages please contact us immediately.

UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

November 25, 2002

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

UFJ Holdings, Inc.
November 25, 2002

Consolidated Financial Results

For the Six Months Ended September 30, 2002

UFJ Holdings, Inc. today reported the company's consolidated financial results for the six months ended September 30, 2002.

Total Income for the six months was 1,222 billion yen, compared with 1,698 billion yen for the corresponding six months in the previous fiscal year. Net Income for the six months was 72 billion yen, compared with net loss of 67 billion for the corresponding six months in the previous fiscal year.

FINANCIAL HIGHLIGHTS

Millions of yen	Six months ended September 30, 2002 (Unaudited)	Six months ended September 30, 2001 (Unaudited)
RESULTS		
Total Income	1,222,894	1,698,451
Income (Loss) before Income Taxes	51,019	(41,601)
Net Income (Loss)	72,556	(67,441)
BALANCE SHEET		
Total Assets	82,348,925	91,154,584
Stockholders' Equity	2,328,120	3,550,472
PER SHARE		
Net Income	13,381.53	(14,392.68)
Stockholders' Equity	152,090.85	398,795.41

Notes:

*(1) Net Income per Share = (Net Income - Interim Dividends for Preferred Stock) / Weighted Average Number of Shares of Common Stock**

*(2) Stockholders' Equity per Share = (Stockholders' Equity - Number of Shares of Preferred Stock × Issue Price - Interim Dividends for Preferred Stock) / Number of Shares of Common Stock*Outstanding as of the end of the six months **

** Excluding treasury stocks and stocks held by subsidiaries*

(3) Equity in earnings of affiliates as of September 30, 2002 is (3,465) million yen.

(4) For Net Income per Share and Stockholders' Equity per Share, the third decimal is omitted.

(5) Amounts less than one million yen are omitted.

(NOTES)

Scope of Consolidation and Application of the Equity Method

(1) Consolidated Companies

(Consolidated Subsidiaries)	127 Companies
UFJ Bank Limited	
UFJ Trust Bank Limited	
UFJ Tsubasa Securities Co., Ltd.	
The Senshu Bank, Ltd.	
UFJ International plc	
UFJ Partners Asset Management Co., Ltd.	
(Companies newly consolidated)	15 Companies
UFJ Solutions Consulting Co., Ltd.	
UFJ Tsubasa Securities Co., Ltd.	
(Companies excluded)	8 Companies
Sengin Shisan Kanri Kabushiki Kaisha	

(2) Companies accounted for under the Equity Method

(Companies accounted for under the equity method)	18 Companies
The Chukyo Bank, Ltd.	
Dah Sing Financial Holdings Limited	
(Companies newly accounted for under equity method)	5 Companies
Arcus Investment Limited	
(Companies excluded)	9 Companies
UFJ Card Co., Ltd.	

The Consolidated Net Income and Dividend per Share for the fiscal year ending March 31, 2003 are forecasted as follows:

Net Income(million yen)	70,000
Dividend per Share (Yen)	
Common Stock	2,500
Class I Preferred Shares	37,500
Class II Preferred Shares	15,900
Class III Preferred Shares	68,750
Class IV Preferred Shares	18,600
Class V Preferred Shares	19,400
Class VI Preferred Shares	5,300
Class VII Preferred Shares	11,500

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2002 (Unaudited)	As of September 30, 2001 (Unaudited)	As of March 31, 2002
Assets:			
Cash and Due from Banks	3,324,615	6,019,300	6,404,825
Call Loans	819,436	284,016	383,919
Receivables under Resale Agreements	1,026,511	733,849	614,314
Collateral Deposits on Securities Borrowed	1,946,392	-	-
Monetary Receivables Bought	217,217	94,895	127,674
Trading Assets	3,138,109	4,297,126	2,680,244
Money Held in Trust	53,783	104,482	111,429
Securities	20,995,033	18,039,265	15,606,367
Loans and Bills Discounted	43,812,244	51,561,868	46,024,625
Foreign Exchanges	531,186	604,615	551,005
Other Assets	2,424,033	4,857,873	3,584,120
Premises and Equipment	765,634	959,489	770,063
Deferred Tax Assets	1,573,284	1,292,947	1,458,282
Goodwill	18,458	24,611	21,534
Customers' Liabilities for Acceptances and Guarantees	3,222,813	3,546,663	3,106,505
Reserve for Credit Losses	(1,517,656)	(1,265,632)	(1,671,269)
Reserve for Losses on Securities	(2,174)	(788)	(663)
Total Assets	82,348,925	91,154,584	79,772,980
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	50,057,576	52,926,238	50,794,085
Negotiable Certificates of Deposit	8,635,457	8,243,875	6,365,802
Call Money	3,356,662	6,427,509	3,561,500
Payables under Repurchase Agreements	748,052	767,276	504,186
Collateral Deposits on Securities Loaned	2,946,974	-	-
Commercial Paper	489,907	1,120,598	575,262
Trading Liabilities	2,273,945	2,555,498	1,743,440
Borrowed Money	1,531,735	1,341,678	1,355,518
Foreign Exchanges	75,139	107,173	167,519
Bonds and Notes	2,628,291	2,820,852	2,672,663
Borrowed Money from Trust Account	1,167,598	2,474,250	1,692,839
Other Liabilities	1,822,736	4,662,595	3,294,490
Reserve for Employee Bonus	17,555	20,153	20,425
Reserve for Retirement Benefits	12,655	16,232	8,599
Reserve for Contingent Liabilities Related to Loans Sold	59,403	84,206	56,716
Reserve for Losses on Support of Specific Borrowers	159,990	-	579,157
Other Reserves	269	65	82
Deferred Tax Liabilities	855	1,877	1,992
Deferred Tax Liabilities Related to Revaluation Reserve for Land	81,106	126,369	83,936
Acceptances and Guarantees	3,222,813	3,546,663	3,106,505
Total Liabilities	79,288,727	87,243,115	76,584,726
Minority Interests	732,077	360,996	587,474
Stockholders' Equity:			
Capital Stock	1,000,000	1,000,000	1,000,000
Capital Surplus	1,248,630	-	-
Capital Surplus	-	2,483,709	1,266,626
Retained Earnings	327,979	-	-
Retained Earnings	-	344,494	254,225
Revaluation Reserve for Land, Net of Taxes	126,047	200,801	130,638
Net Unrealized Profit (Loss) on Available-for-sale Securities, Net of Taxes	(280,218)	(301,518)	60,110
Foreign Currency Translation Adjustments	(68,088)	(104,192)	(37,834)
Treasury Stock	(26,230)	(42)	(208)
Parent Bank Stock Held by Subsidiaries	-	(72,779)	(72,779)
Total Stockholders' Equity	2,328,120	3,550,472	2,600,779
Total Liabilities, Minority Interests and Stockholders' Equity	82,348,925	91,154,584	79,772,980

CONSOLIDATED STATEMENTS OF OPERATIONS

Millions of yen	Six months ended September 30, 2002 (Unaudited)	Six months ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Income:			
Interest Income	591,739	881,433	1,652,315
Interest on loans and discounts	*428,603*	*575,353*	*1,128,361*
Interest on and dividends from securities	*100,920*	*181,989*	*308,145*
Trust Fees	27,022	32,028	68,944
Fees and Commissions	158,466	154,483	315,361
Trading Revenue	75,528	63,777	104,847
Other Operating Income	245,278	297,006	508,806
Other Income	124,858	269,721	513,156
Total Income	1,222,894	1,698,451	3,163,431
Expenses:			
Interest Expenses	152,872	345,853	607,751
Interest on Deposits	*64,845*	*208,598*	*345,921*
Fees and Commissions	38,846	30,674	65,537
Trading Expenses	876	-	-
Other Operating Expenses	133,378	146,576	373,685
General and Administrative Expenses	380,489	421,883	855,239
Other Expenses	465,413	795,065	2,899,633
Total Expenses	1,171,875	1,740,052	4,801,847
Income (Loss) before Income Taxes & Minority Interests	51,019	(41,601)	(1,638,415)
Provision for Income Taxes	3,897	17,022	21,266
Deferred Income Taxes	(35,970)	5,141	(455,793)
Minority Interests in Net Income (Loss)	10,536	3,676	23,534
Net Income (Loss)	72,556	(67,441)	(1,227,424)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2002 (Unaudited)	Six Months Ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Cash Flows from Operating Activities			
Income Before Income Taxes & Minority Interests	51,019	(41,601)	(1,638,415)
Depreciation	14,601	17,168	36,881
Amortization of Goodwill	531	1,239	4,018
Equity in Earnings of Affiliates	4,220	8,933	18,893
Net Increase (Decrease) in Reserve for Credit Losses	(162,585)	(88,495)	348,911
Net Increase (Decrease) in Reserve for Losses on Securities	1,510	(2,561)	(2,859)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	2,686	(40,380)	(67,870)
Net Increase (Decrease) in Reserve for Losses on Support of Specific Borrowers	(419,167)	-	579,157
Net Increase (Decrease) in Reserve for Retirement Benefit	27,677	72,035	84,214
Net Increase (Decrease) in Reserve for Employee Bonuses	(4,684)	1,941	2,740
Interest Income	(591,739)	(881,433)	(1,652,315)
Interest Expenses	152,872	345,853	607,751
Net (Gain) Loss on Securities	55,673	80,872	134,618
Net (Gain) Loss on Money Held in Trust	649	(1,168)	(477)
Net (Gain) Loss on Foreign Currency Translation Adjustments	78,392	29,735	(197,505)
Net (Gain) Loss on Sales of Premises and Equipment	9,613	6,709	45,539
Net (Gain) Loss on Establishing Retirement Benefit Trust	(17,428)	(47,913)	(50,527)
Net (Increase) Decrease in Trading Assets	(364,319)	106,143	1,707,746
Net Increase (Decrease) in Trading Liabilities	501,980	389,439	(424,210)
Net (Increase) Decrease in Loans and Bills Discounted	2,302,930	2,776,403	7,193,312
Net Increase (Decrease) in Deposits	(737,084)	(2,103,463)	(3,496,130)
Net Increase (Decrease) in Negotiable Certificates of Deposit	2,269,654	(1,419,275)	(3,434,516)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	98,066	(260,011)	(327,183)
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	475,896	(212,651)	2,642,773
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(896,573)	(494,421)	(557,760)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(451,578)	(1,095,925)	(152,345)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	39,027	377,549	(2,649,806)
Net Increase (Decrease) in Commercial Paper	(104,355)	287,886	(257,448)
Net Increase (Decrease) in Collateral Deposits on Securities Lent	1,050,880	(1,060,082)	(2,111,371)
Net (Increase) Decrease in Foreign Exchange Assets	19,819	24,224	78,387
Net Increase (Decrease) in Foreign Exchange Liabilities	(92,380)	(27,440)	31,233
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	208,384	561,965	661,810
Net Increase (Decrease) in Borrowed Money from Trust Account	(525,241)	(315,975)	(1,097,385)
Interest Received	652,067	911,123	1,890,309
Interest Paid	(190,213)	(346,309)	(715,095)
Others, Net	92,405	(97,861)	(118,958)
Sub-total	3,553,207	(2,537,848)	(2,883,885)
Income Taxes Paid	(5,340)	(19,346)	(29,317)
Net Cash Provided by (Used in) Operating Activities	3,547,866	(2,557,195)	(2,913,202)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2002 (Unaudited)	Six Months Ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Cash Flows from Investing Activities			
Purchases of Securities	(28,019,403)	(26,903,243)	(41,899,542)
Proceeds from Sales of Securities	16,724,737	20,566,398	30,910,908
Proceeds from Maturities of Securities	5,165,925	8,708,193	16,183,009
Increase in Money Held in Trust	(19,318)	(6,784)	(86,784)
Decrease in Money Held in Trust	115,503	59,824	132,833
Expenditures for Premises and Equipment	(16,896)	(30,113)	(101,535)
Proceeds from Sales of Premises and Equipment	24,396	7,900	147,440
Expenditures for Purchases of Consolidated Subsidiaries	(13,559)	0	0
Proceeds from Sales of Consolidated Subsidiaries	9,487	84	250,298
Others, Net	-	(857)	(188)
Net Cash Provided by (Used in) Investing Activities	(6,029,128)	2,401,403	5,536,440
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	108,500	13,000	162,000
Expenditures for Repayment of Subordinated Debt	(270,500)	(115,500)	(237,500)
Proceeds from Issuance of Subordinated Bonds	13,832	605,752	637,331
Redemption and Repurchase of Subordinated Bonds	(221,505)	(236,986)	(606,304)
Proceeds from Issuance of Capital Stocks to Minority Interests	111,000	1,845	219,845
Dividends Paid	(15,641)	(8,246)	(8,246)
Dividends Paid to Minority Interests	(13,319)	(3,117)	(7,811)
Expenditures for Purchase of Treasury Stocks	(133)	(6,716)	(6,882)
Proceeds from Sales of Treasury Stocks	5,478	6,564	6,564
Proceeds from Sales of Stocks of Parent held by Consolidated Subsidiaries	-	86,265	86,265
Net Cash Provided by (Used in) Financing Activities	(282,290)	342,859	245,261
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,357)	4,419	11,763
Net Increase (Decrease) in Cash and Cash Equivalents	(2,764,909)	191,487	2,880,262
Cash and Cash Equivalents at Beginning of Fiscal Year	4,378,042	1,497,781	1,497,781
Increase in Cash and Cash Equivalents due to Merger	0	-	-
Increase in Cash and Cash Equivalents due to Change of the Scope of Consolidation	1,623	-	-
Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	-	-	(1)
Cash and Cash Equivalents at End of Fiscal Year	1,614,756	1,689,268	4,378,042

Notes:
(1) Amounts less than one million yen are omitted.
(2) For the purpose of the consolidated statements of cash flows, "Cash and Cash Equivalents" is "Cash and Due from Banks" in the consolidated balance sheets.

BALANCE OF LOANS AND DEPOSITS (Combined)

(a) Balance of Loans & Deposits

(Table 1) Millions of Yen

		Sept. 30, 2002	Mar. 31, 2002	Sept. 30, 2001
Deposits	Outstanding Balance	49,036,137	49,610,767	51,107,016
	Average Balance	49,386,372	51,228,008	51,390,440
Trust Principal	Outstanding Balance	2,169,091	2,809,955	3,821,643
	Average Balance	2,430,160	3,807,979	4,102,873
Loans	Outstanding Balance	43,778,889	46,290,707	50,906,585
	Banking Account	42,707,331	45,073,702	49,521,306
	Trust Account	1,071,557	1,217,004	1,385,278
	Average Balance	44,929,954	50,771,212	51,402,070
	Banking Account	43,769,234	49,351,917	49,902,221
	Trust Account	1,160,720	1,419,294	1,499,848

<For reference>

(b) Balance of Deposits for Individuals & Corporations

(Table 2) Millions of Yen

	Sept. 30, 2002	Mar. 31, 2002	Sept. 30, 2001
Domestic Individual Deposits	26,673,149	26,413,078	25,581,919
Demand Deposits	13,642,569	12,926,274	10,585,987
Time Deposits	12,691,276	13,162,065	14,623,271
Domestic Corporate Deposits	15,857,628	16,723,520	16,271,411
Demand Deposits	10,531,335	11,120,426	9,080,731
Time Deposits	4,279,266	4,763,032	6,300,414
Other Domestic Deposits	2,613,984	2,615,024	2,420,606
Demand Deposits	1,225,550	1,387,501	994,493
Time Deposits	272,532	303,175	539,780
Trust Principal	2,169,091	2,809,955	3,821,643
Domestic Individuals	1,320,104	1,606,437	1,978,964
Domestic Corporations	848,987	1,203,517	1,842,679

Other Domestic Deposits include deposits of local governments and other financial institutions.
Calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility])

FORECAST FOR FISCAL YEAR ENDING MARCH 31, 2003

1. FORECAST OF FINANCIAL RESULTS

(Table 1)

Billions of Yen	Forecast for the Fiscal Year 3/2003
Non-consolidated Basis	
Operating Income	33.0
Ordinary Profit ('Keijo Rieki')	25.0
Net Income	25.0
Consolidated Basis	
Total Income	2,400.0
Ordinary Profit ('Keijo Rieki')	40.0
Net Income	70.0

<For reference>

Forecasts of Financial Results for Banking Subsidiaries

(Table 2)

	Forecast for the Fiscal Year 3/2003	
Billions of yen	UFJ Bank (Non-consolidated)	UFJ Trust Bank (Non-consolidated)
	1-year	1-year
Business Profit before Net Transfer to General Reserve*	630.0	105.0
Total Credit Costs	(430.0)	(50.0)
Ordinary Profit	50.0	(15.0)
Net Income	60.0	10.0

** Before Write-off in Trust Account*

2. FORECAST OF DIVIDENDS DECLARED (Non-consolidated)

(Table C-2)

	Forecast for the Fiscal Year 3/2003	
Yen	1-year	Interim
Common Stock	2,500	0
Class I Preferred Shares	37,500	18,750
Class II Preferred Shares	15,900	7,950
Class III Preferred Shares	68,750	34,375
Class IV Preferred Shares	18,600	9,300
Class V Preferred Shares	19,400	9,700
Class VI Preferred Shares	5,300	2,650
Class VII Preferred Shares	11,500	5,750

November 25, 2002

Financial Results of UFJ Bank Limited

For the Six Months Ended September 30, 2002

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2002 (Unaudited)	As of September 30, 2001 (Unaudited)	As of March 31, 2002
Assets:			
Cash and Due from Banks	3,068,506	5,930,166	5,830,269
Call Loans	852,726	252,100	368,039
Receivables under Resale Agreements	1,026,511	733,849	614,314
Collateral Deposits on Securities Borrowed	1,946,392	-	-
Monetary Receivables Bought	124,465	28,228	43,038
Trading Assets	3,116,173	4,205,154	2,652,453
Money Held in Trust	53,783	104,482	111,429
Securities	18,796,473	15,377,293	13,049,629
Loans and Bills Discounted	40,821,522	47,717,521	42,591,690
Foreign Exchange	528,576	601,095	547,724
Other Assets	2,218,400	4,638,056	3,351,947
Premises and Equipment	651,247	832,732	648,198
Deferred Tax Assets	1,333,244	1,053,491	1,230,392
Goodwill	18,458	24,611	21,534
Customers' Liabilities for Acceptances and Guarantees	2,960,878	3,215,092	2,816,064
Reserve for Credit Losses	(1,410,799)	(1,165,171)	(1,542,756)
Reserve for Possible Losses on Securities	(2,174)	(788)	(603)
Total Assets	76,104,389	83,547,917	72,333,368
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	46,948,601	50,203,271	47,695,611
Negotiable Certificates of Deposit	7,956,707	7,194,905	5,449,072
Call Money	2,955,601	6,044,818	2,886,598
Payables under Repurchase Agreements	748,052	763,026	503,886
Collateral Deposits on Securities Loaned	2,946,974	-	-
Commercial Paper	489,907	1,120,598	575,262
Trading Liabilities	2,257,647	2,541,736	1,726,753
Borrowed Money	1,545,391	1,333,749	1,343,947
Foreign Exchanges	75,208	107,807	167,593
Bonds and Notes	2,434,391	2,566,391	2,465,623
Other Liabilities	1,765,079	4,623,409	3,222,406
Reserve for Employee Bonus	15,933	16,583	18,571
Reserve for Retirement Benefits	11,505	13,563	7,600
Reserve for Contingent Liabilities Related to Loans Sold	58,054	82,167	54944
Reserve for Losses on Supports of Specific Borrowers	159,990	-	534,057
Other Reserves	269	65	82
Deferred Tax Liabilities	855	1,877	1,992
Deferred Tax Liabilities for Revaluation Reserve for Land	73,395	119,103	76,224
Acceptances and Guarantees	2,960,878	3,215,092	2,816,064
Total Liabilities	73,404,445	79,948,169	69,546,294
Minority Interests	755,492	423,920	586,008
Stockholders' Equity:			
Capital Stocks	843,582	1,566,720	843,582
Capital Surplus	845,556	-	-
Capital Surplus	-	1,383,776	845,556
Retained Earnings	378,113	-	-
Retained Earnings	-	352,880	303,208
Revaluation Reserve for Land, Net of Taxes	114,032	189,437	118,601
Net Unrealized Losses on Securities, Net of Taxes	(169,375)	(212,902)	128,733
Foreign Currency Translation Adjustments	(67,459)	(104,084)	(38,616)
Total Stockholders' Equity	1,944,451	3,175,827	2,201,066
Total Liabilities, Minority Interests and Stockholders' Equity	76,104,389	83,547,917	72,333,368

UFJ Bank Limited

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2002 (Unaudited)	Six months ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Revenues:			
Interest Income	559,934	837,397	1,175,819
Interest on Loans and Discounts	*404,535*	*543,413*	*787,659*
Interest on and Dividends from Securities	*93,216*	*163,882*	*201,862*
Fees and Commissions	131,531	130,357	208,438
Trading Revenue	75,270	63,393	82,011
Other Operating Income	221,329	253,968	360,623
Other Income	112,736	223,107	357,864
Total Income	1,100,802	1,508,225	2,184,757
Expenses:			
Interest Expenses	140,915	326,778	442,912
Interest on Deposits	*58,454*	*202,344*	*265,905*
Fees and Commissions	38,580	29,390	51,458
Trading Expenses	876	-	-
Other Operating Expenses	114,557	120,208	257,402
General and Administrative Expenses	333,709	367,030	521,992
Other Expenses	408,042	650,286	1,649,437
Total Expenses	1,036,681	1,493,695	2,923,202
Income (Loss) before Income Taxes	64,120	14,529	(738,444)
Less:Provision for Income Taxes	2,813	17,220	21,170
Less:Deferred Income Taxes	(17,710)	27,093	(299,679)
Less:Minority Interests in Net Income	9,815	2,872	15,373
Net Income (Loss)	69,201	(32,656)	(475,309)

UFJ Bank Limited

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2002 (Unaudited)	Six Months Ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Cash Flows from Operating Activities			
Income Before Income Taxes & Minority Interests	64,120	14,529	(738,444)
Depreciation	12,350	14,533	19,862
Amortization of Goodwill	1,968	1,801	3,135
Equity in Earnings of Affiliates	2,921	7,261	13,540
Net Increase (Decrease) in Reserve for Credit Losses	(140,931)	(96,584)	(212,012)
Net Increase (Decrease) in Reserve for Losses on Securities	1,570	(2,299)	(17,006)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	3,109	(38,475)	(31,895)
Net Increase (Decrease) in Reserve for Losses on Support of Specific Borrowers	(374,067)	-	534,057
Net Increase (Decrease) in Reserve for Retirement Benefit	21,251	71,880	84,539
Net Increase (Decrease) in Reserve for Employee Bonuses	(4,442)	1,718	2,605
Net Increase (Decrease) in Other Reserve	-	0	-
Interest Income	(559,934)	(837,397)	(1,175,819)
Interest Expenses	140,915	326,778	442,912
Net (Gain) Loss on Securities	2,775	19,374	(79,335)
Net (Gain) Loss on Money Held in Trust	649	(1,168)	484
Net (Gain) Loss on Foreign Currency Translation Adjustme	75,372	22,087	(149,433)
Net (Gain) Loss on Sales of Premises and Equipment	8,950	6,305	41,934
Net (Gain) Loss on Establishing Retirement Benefit Trust	(13,953)	(45,834)	(54,915)
Net (Increase) Decrease in Trading Assets	(369,692)	92,609	1,434,414
Net Increase (Decrease) in Trading Liabilities	502,369	388,329	(836,339)
Net (Increase) Decrease in Loans and Bills Discounted	1,860,717	3,180,771	5,073,031
Net Increase (Decrease) in Deposits	(747,010)	(2,283,121)	(1,256,916)
Net Increase (Decrease) in Negotiable Certificates of Deposit	2,507,634	(1,650,435)	(1,827,690)
Net Increase (Decrease) in Borrowed Money (Non-subordinated)	93,292	(336,351)	(243,167)
Net (Increase) Decrease in Due from Banks Excluding Due from Central Bank	342,507	(418,432)	1,857,451
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	(937,627)	(443,557)	(43,760)
Net (Increase) Decrease in Collateral Deposits on Securities Borrowed	(451,578)	(1,037,575)	(88,583)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	313,168	209,045	(4,462,420)
Net Increase (Decrease) in Commercial Paper	(104,355)	287,886	110,551
Net Increase (Decrease) in Collateral Deposits on Securities Lent	1,050,880	(1,098,209)	(1,344,596)
Net (Increase) Decrease in Foreign Exchange Assets	19,148	24,481	90,937
Net Increase (Decrease) in Foreign Exchange Liabilities	(92,365)	(28,114)	15,582
Net Increase (Decrease) in Corporate Bonds Resulted from Issuance, Redemption and Repurchase	208,384	213,965	323,486
Interest Received	611,719	957,883	1,327,680
Interest Paid	(167,987)	(367,069)	(507,215)
Others, Net	77,387	(185,697)	(903)
Sub-total	3,959,200	(3,029,082)	(1,694,249)
Income Taxes Paid	(3,678)	(18,246)	(24,165)
Net Cash Provided by (Used in) Operating Activities	3,955,522	(3,047,328)	(1,718,415)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2002 (Unaudited)	Six Months Ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Cash Flows from Investing Activities			
Purchases of Securities	(25,607,082)	(24,013,690)	(23,833,739)
Proceeds from Sales of Securities	14,660.085	19,091,777	19,229,251
Proceeds from Maturities of Securities	4,671,826	8,144,886	7,922,041
Increase in Money Held in Trust	(19,318)	(6,784)	(774)
Decrease in Money Held in Trust	115,503	59,824	51,091
Expenditures for Premises and Equipment	(15,837)	(27,956)	(60,548)
Proceeds from Sales of Premises and Equipment	19,352	7,660	120,748
Expenditures for Purchases of Consolidated Subsidiaries	(13,559)	(1,511)	0
Proceeds from Sales of Consolidated Subsidiaries	9,487	1,180	292,879
Others, Net	-	(857)	3,275
Net Cash Provided by (Used in) Investing Activities	(6,179,543)	3,254,528	3,724,226
Cash Flows from Financing Activities			
Proceeds from Issuance of Subordinated Debt	108,500	13,000	153,000
Expenditures for Repayment of Subordinated Debt	(241,500)	(213,500)	(173,500)
Proceeds from Issuance of Subordinated Bonds	13,832	349,552	357,331
Redemption and Repurchase of Subordinated Bonds	(210,302)	(215,440)	(319,049)
Proceeds from Issuance of Capital Stocks to Minority Interests	111,000	1,845	219,845
Dividends Paid	(10,998)	(7,096)	(76,521)
Dividends Paid to Minority Interests	(13,429)	(4,805)	(7,600)
Net Cash Provided by (Used in) Financing Activities	(242,898)	(76,444)	153,505
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,357)	4,420	11,410
Net Increase (Decrease) in Cash and Cash Equivalents	(2,468,276)	135,175	2,170,726
Cash and Cash Equivalents at Beginning of Fiscal Year	3,843,124	4,736,408	4,232,343
Decrease in Cash and Cash Equivalents due to a Change in Scope of Cash and Cash Equivalent	-	(3,298,357)	(3,303,153)
Increase in Cash and Cash Equivalents due to a Change of the Scope of Consolidation	1,623	-	6
Decrease in Cash and Cash Equivalents due to Exclusion of Consolidated Subsidiaries	-	(3,154)	(2)
Increase in Cash and Cash Equivalents due to the Merger	-	-	736,420
Increase in Cash and Cash Equivalents due to subsidiaries' mergers	0	670	6,783
Cash and Cash Equivalents at End of Fiscal Year	1,376,471	1,570,740	3,843,124

Notes:
(1) Amounts less than one million yen are omitted.
(2) For the purpose of the consolidated statements of cash flows, "Cash and Cash Equivalents" is "Cash and Due from Banks" in the consolidated balance sheets.

UFJ Bank Limited

BALANCE OF LOANS AND DEPOSITS (Combined)

(Table 1) Millions of Yen

	Sept. 30, 2002	Mar. 31, 2002	Sept. 30, 2001
Deposits (Balance as at the dates)	45,876,779	46,452,379	48,136,154
Domestic Individual Deposits	24,364,224	24,198,433	23,553,704
Demand Deposits	13,267,979	12,590,610	10,361,978
Time Deposits	10,767,470	11,294,794	12,832,336
Domestic Corporate Deposits	15,060,524	15,843,460	15,384,338
Demand Deposits	10,180,484	10,707,200	8,832,577
Time Deposits	3,854,971	4,313,460	5,700,547
Other Domestic Deposits ***	2,566,195	2,559,939	2,374,862
Demand Deposits	1,211,165	1,357,030	991,641
Time Deposits	245,101	284,610	501,021
Deposits (Average in Fiscal Year)	46,195,909	48,270,084	48,487,818
Loans and Bills Discounted (Balance as at the dates)	39,643,594	41,552,841	45,522,760
Loans and Bills Discounted (Average in Fiscal Year)	40,484,647	45,517,571	46,063,300

Note:

Average Balances of Deposits and Loans and Bills Discounted for the fiscal year ended March 31, 2002 includes Tokai Bank's annualized average balances of Deposits (14,640,000 million yen) and Loans and Bills Discounted (13,773,296 million yen) for the period from Apr. 1, 2001 to Jan. 14, 2002.

Other Domestic Deposits include deposits of local governments and other financial institutions.

Calculated based on Bank of Japan report (excluding overseas transactions and Tokyo special offshore accounts [International Banking Facility])

UFJ Trust Bank Limited
November 25, 2002

Financial Results of UFJ Trust Bank Limited

For the Six Months Ended September 30, 2002

CONSOLIDATED BALANCE SHEETS

Millions of yen	As of September 30, 2002 (Unaudited)	As of September 30, 2001 (Unaudited)	As of March 31, 2002
Assets:			
Cash and Due from Banks	262,307	417,986	582,946
Call Loans	2,282	56,990	65,829
Monetary Receivables Bought	92,742	66,572	84,626
Trading Assets	22,417	100,982	27,790
Securities	2,198,153	2,780,808	2,558,610
Loans and Bills Discounted	3,006,821	3,927,788	3,461,240
Foreign Exchanges	2,679	3,696	3,352
Other Assets	201,493	272,457	215,549
Premises and Equipment	108,496	119,615	115,141
Deferred Tax Assets	247,153	249,746	247,061
Goodwill	-	-	-
Customers' Liabilities for Acceptances and Guarantees	262,041	330,827	290,528
Reserve for Credit Losses	(106,970)	(98,525)	(128,524)
Reserve for Possible Losses on Securities	-	-	(59)
Total Assets	6,299,618	8,228,946	7,524,093
Liabilities, Minority Interests and Stockholders' Equity			
Liabilities:			
Deposits	3,157,304	2,967,718	3,154,949
Negotiable Certificates of Deposit	678,750	1,128,970	916,730
Call Money	436,633	407,765	724,852
Payables under Repurchase Agreements	-	4,249	299
Trading Liabilities	16,297	18,861	16,686
Borrowed Money	100,261	200,417	137,362
Foreign Exchanges	0	54	0
Bonds and Notes	94,400	158,224	107,040
Convertible Bonds	-	-	-
Borrowed Money from Trust Account	1,167,598	2,474,250	1,692,839
Other Liabilities	52,120	98,102	64,217
Reserve for Bonus	1,389	1,842	1,582
Reserve for Retirement Benefits	484	632	299
Reserve for Contingent Liabilities Related to Loans Sold	1,349	2,039	1,772
Reserve for Supporting Specific Borrowers	-	-	45,100
Deferred Tax Liabilities Related to Revaluation Reserve for Land	7,711	7,265	7,711
Acceptances and Guarantees	262,041	330,827	290,528
Total Liabilities	5,976,342	7,801,223	7,161,972
Minority Interests	429	1,527	284
Stockholders' Equity:			
Capital Stocks	280,536	280,536	280,536
Capital Surplus	138,329	-	-
Capital Surplus	-	252,676	252,676
Retained Earnings	810	-	-
Retained Earnings	-	(11,017)	(116,400)
Revaluation Reserve for Land, Net of Taxes	12,061	11,364	12,061
Net Unrealized Losses on Securities, Net of Taxes	(108,653)	(107,304)	(67,454)
Foreign Currency Translation Adjustments	(237)	(58)	417
Total Stockholders' Equity	322,846	426,195	361,836
Total Liabilities, Minority Interests and Stockholders' Equity	6,299,618	8,228,946	7,524,093

UFJ Trust Bank Limited

CONSOLIDATED STATEMENTS OF INCOME

Millions of yen	Six months ended September 30, 2002 (Unaudited)	Six months ended September 30, 2001 (Unaudited)	Year ended March 31, 2002
Revenue:			
Trust fees	27,120	32,146	69,218
Interest Income	33,034	49,472	86,354
Interest on Loans and Discounts	*24,529*	*28,521*	*54,732*
Interest on and Dividends from Securities	*7,686*	*18,325*	*28,779*
Other Interest Income	*818*	*2,625*	*2,841*
Fees and Commissions	25,221	23,955	47,264
Trading Revenue	257	456	1,060
Other Operating Income	24,394	17,789	34,666
Other Income	31,886	48,062	57,953
Total Income	141,915	171,882	296,517
Expenses:			
Interest Expenses	13,127	24,364	42,982
Interest on Deposits	*6,425*	*9,269*	*16,603*
Fees and Commissions	1,936	1,395	4,055
Trading Expenses	-	-	-
Other Operating Expenses	19,024	12,875	25,455
General and Administrative Expenses	43,886	46,121	91,126
Other Expenses	78,574	143,180	323,710
Total Expenses	156,549	227,937	487,331
Income (Loss) before Income Taxes, & Minority Interests	(14,633)	(56,055)	(190,813)
Provision for Income Taxes	730	539	783
Adjustment to Income Taxes Paid in Past Year	-	1,944	1,944
Deferred Income Taxes	(18,412)	(21,270)	(51,279)
Minority Interests in Net Income	184	288	(199)
Net Income (Loss)	2,863	(33,667)	(138,173)

CONSOLIDATED STATEMENTS OF CASH FLOWS

Millions of yen	Six Months Ended September 30, 2002 (Unaudited)	Six Months Ended September 30, 2001 (Unaudited)	Year ended March 31, 2002 (Unaudited)
Cash Flows from Operating Activities			
Income Before Income Taxes, & Minority Interests	(14,633)	(56,055)	(190,813)
Depreciation	2,075	2,212	4,774
Amortization of Goodwill	3	-	(181)
Equity in Earnings of Affiliates	1,489	1,307	1,626
Net Increase (Decrease) in Reserve for Possible Loan Losses	(21,553)	7,370	37,369
Net Increase (Decrease) in Reserve for Possible Losses on Securities	(59)	(183)	(75)
Net Increase (Decrease) in Reserve for Contingent Liabilities Related to Loans Sold	(423)	(1,905)	(2,172)
Net Increase (Decrease) in Reserve for Supporting Specific Borrowers	(45,100)	-	45,100
Net Increase (Decrease) in Reserve for Retirement Allowances	-	-	-
Net Increase (Decrease) in Reserve for Bonus	(193)	(36)	(295)
Net Increase (Decrease) in Reserve for Retirement Benefits	6,460	(286)	(618)
Interest Income	(33,034)	(49,472)	(86,354)
Interest Expenses	13,127	24,364	42,982
Net (Gain) Loss on Securities	52,768	60,579	95,507
Net (Gain) Loss on Money Held in Trust	-	-	-
Net (Gain) Loss on Exchanges	3,018	7,647	7,696
Net (Gain) Loss on Sales of Premises and Equipment	627	344	1,274
Net (Gain) Loss on Establishment of Pension Trust	(3,475)	(2,078)	(2,078)
Net (Increase) Decrease in Trading Assets	5,372	9,621	82,813
Net Increase (Decrease) in Trading Liabilities	(389)	1,109	(1,065)
Net (Increase) Decrease in Loans and Bills Discounted	454,418	(179,347)	287,300
Net Increase (Decrease) in Deposits	2,355	30,812	218,014
Net Increase (Decrease) in Negotiable Certificates of Deposit	(237,980)	389,360	177,120
Net Increase (Decrease) in Borrowed Money Excluding Subordinated Debt	(8,101)	13,695	(49,360)
Net (Increase) Decrease in Due from Banks (excluding Bank of Japan)	24,005	174,344	425,777
Net (Increase) Decrease in Call Loans and Monetary Receivables Bought	55,431	(62,932)	(89,826)
Net Increase (Decrease) in Call Money and Other Fundings Related to Operating Activities	(288,518)	193,557	506,693
Net (Increase) Decrease in Foreign Exchanges (Assets)	673	(151)	191
Net Increase (Decrease) in Foreign Exchanges (Liabilities)	(0)	54	(0)
Net Increase (Decrease) in Borrowed Money from Trust Account	(525,241)	(262,727)	(1,044,138)
Interest Received	38,525	(47,600)	94,343
Interest Paid	(20,292)	23,533	(42,468)
Others, Net	5,235	66,437	56,657
Sub-total	(533,405)	343,573	575,798
Income Taxes Paid (Refunded)	(1,265)	95	1,276
Net Cash Provided by (Used in) Operating Activities	(534,670)	343,669	577,074

CONSOLIDATED STATEMENTS OF CASH FLOWS
(CONTINUED)

Millions of yen	Six Months Ended September 30, 2002 (Unaudited)	Six Months Ended September 30, 2001 (Unaudited)	Year ended March 31, 2002 (Unaudited)
Cash Flows from Investing Activities			
Purchases of Securities	(2,296,899)	(2,390,033)	(3,459,652)
Proceeds from Sales of Securities	2,080,046	1,558,138	2,267,792
Proceeds from Maturities of Securities	491,157	563,307	1,184,875
Increase in Money Held in Trust	-	-	-
Decrease in Money Held in Trust	-	-	-
Expenditures for Premises and Equipment	(891)	(1,510)	(5,160)
Proceeds from Sales of Premises and Equipment	4,928	120	1,751
Proceeds from Sales of Consolidated Subsidiaries	-	10	10
Net Cash Provided by (Used in) Investing Activities	278,240	(269,967)	(10,383)
Cash Flows from Financing Activities			
Expenditures for Repayment of Subordinated Debt	(29,000)	(2,000)	(2,000)
Proceeds from Issuance of Subordinated Bonds	-	10,000	10,000
Redemption and Repurchase of Subordinated Bonds	(11,203)	(21,546)	(98,143)
Dividends Paid	-	(1,362)	(1,362)
Expenditures for Purchase of Treasury Stock	-	-	-
Proceeds from Sales of Treasury Stock	-	-	-
Net Cash Provided by (Used In) Financing Activities	(40,203)	(14,908)	(91,505)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	-	(0)	0
Net Increase (Decrease) in Cash and Cash Equivalents	(296,633)	58,792	475,185
Cash and Cash Equivalents at Beginning of Fiscal Year	534,915	59,729	59,729
Decrease in Cash and Cash Equivalents Caused by Exclusion from Scope of Consolidation	-	-	-
Cash and Cash Equivalents at End of Interim period	238,282	118,522	534,915

BALANCE OF LOANS AND DEPOSITS (Non-consolidated)

(a) Balance of Loans & Deposits

(Table 1) Millions of Yen

			Sept. 30, 2002	Mar. 31, 2002	Sept. 30, 2001
Deposits	Outstanding Balance		3,159,357	3,158,388	2,970,862
	Average Balance		3,190,462	2,957,924	2,902,621
Trust Principal	Outstanding Balance		2,169,091	2,809,955	3,821,643
	Average Balance		2,430,160	3,807,979	4,102,873
Loans	Outstanding Balance		4,135,294	4,737,866	5,383,824
		Banking Account	3,063,737	3,520,861	3,998,546
		Trust Account	1,071,557	1,217,004	1,385,278
	Average Balance		4,445,306	5,253,640	5,338,769
		Banking Account	3,284,586	3,834,345	3,838,921
		Trust Account	1,160,720	1,419,294	1,499,848

Note: "Trust Principal" and "Trust Account" is the total of Jointly Operates Money Trusts and Loan Trusts whose principal is indemnified.

(b) Balance of Deposits for Individuals & Corporations

(Table 2) Millions of Yen

		Sept. 30, 2002	Mar. 31, 2002	Sept. 30, 2001
Domestic Individual Deposits		2,308,925	2,214,645	2,028,215
	Demand Deposits	374,590	335,664	224,008
	Time Deposits	1,923,806	1,867,271	1,790,935
Domestic Corporate Deposits		797,104	880,060	887,073
	Demand Deposits	350,851	413,226	248,153
	Time Deposits	424,295	449,572	599,866
Other Domestic Deposits		47,789	55,085	45,743
	Demand Deposits	14,385	30,471	2,852
	Time Deposits	27,431	18,565	38,758
Trust Principal		2,169,091	2,809,955	3,821,643
	Domestic Individuals	1,320,104	1,606,437	1,978,964
	Domestic Corporations	848,987	1,203,517	1,842,679

November 25, 2002

To whom it may concern:

UFJ Holdings, Inc.

Accelerated efforts to solve business problems of The UFJ Group

The UFJ Group intends to accelerate its efforts to solve management agenda by implementing the following measures by the end of March 2003; measures that are in line with the initiatives presented in the Financial Revitalization Program.

- Efforts to accelerate disposal of non-performing loans and to raise tier 1 equity (please see attached for detail)
  - UFJ Bank transfers its loans classified as possible non-performing and below (approximately 1 trillion yen) to a newly established subsidiary by the corporate split and raises tier 1 capital from third-party (approximately 100 billion yen).
    - Aim to evaluate loan prices based on capital market principles and to establish highly economical scheme, through the participation by third-party capital (Governance).
    - Raise shareholders' equity on a consolidated basis.
    - Plan to complete the transaction by the end of March 2003 (Subject to regulatory approval).

- Efforts to improve risk management of loan portfolio.
  - Using the framework of synthetic CDO (Collateralized Debt Obligation), UFJ Bank controls effectively its risk associated with loan portfolio to medium and small companies (approximately 1 trillion yen).
    - This transaction will be the biggest domestic synthetic CDO transaction, which refers to loans to medium and small companies.
  - This transaction contributes to the flexibility of risk asset management method of UFJ bank subject to the capital adequacy guidelines by BIS.
    - Synthetic CDO will allow flexible risk asset management while maintaining relationship with borrowers between customers and UFJ Bank.

Through the capital release effect, UFJ Bank will be able to increase loan exposure to medium and small companies.

(Annex)

Efforts to Solve Non-Performing Loans Problems and Strengthen Equity Capital

Recognizing that drastic disposal of non-performing loans and revitalization of borrowers are the most imminent issues, as stated in the Financial Revitalization Program announced earlier, UFJ Group moves ahead with discussions on solution to the non-performing loans problems and enhancement of capital adequacy. Specifically, the Group intends to enhance capital adequacy and at the same time further encourage non-performing loans disposal focused on revitalization of debtors, by transferring loans to medium and small companies, mainly the borrowers classified as possible non-performing or below, to a separate company, which receives capital and expertise from third-party investors.

1. Establishment of Separate Company/Transfer of Non-Performing Loans

A company to be established in this transaction (the "Subsidiary") will be a consolidated subsidiary of UFJ Bank and we are discussing a potential corporate split for the relevant non-performing loans to achieve the following points.

- All non-performing loans will be handled drastically within a certain period of time with the primary goal of "revitalization of borrowers", rather than outright sale of non-performing loans to third-party investors.
- Introduction of expertise from third-party investors will allow various efforts toward highly rationale corporate revitalization based on capital market principles.
- By drawing a revitalization scenario acceptable to the capital market, the Subsidiary also intends to utilize the public framework (RCC, Industry Revitalization Corporation, etc.).
- Corporate governance should work by attracting funds from third-parties.

2. The Relevant Loans and Efforts Toward Revitalization

We are discussing potential transferring participation of around 1 trillion Yen face value of the non-performing loans mainly to medium and small companies classified as possible non-performing or below. After transferring the relevant loans to the Subsidiary, we plan to quickly determine whether to revitalize or dispose for each loan to achieve speedy resolution of the non-performing loans problems by taking advantage of the public framework, etc. However, apart from loan activities, the bank will continue to operate transactions with such clients including deposits, settlements other than lending. We are discussing a potential structure which allows smooth revitalization as much as possible.

3. Enhancement of Capital Adequacy

In addition to providing expertise, we are specifically discussing and negotiating with third-party investors on capital participation through acquisition of preferred stock and other instruments of the Subsidiary. Potential capital participation in the Subsidiary should serve for enhancement of capital adequacy of the entire UFJ Group, resulting in reinforcement of financial foundation as the Group.

4. Outline of the Scheme

- Loans to medium and small companies, mainly borrowers classified as possible non-performing (assuming approximately \1 trillion in principal), are separated by corporate split and UFJ Bank acquires common stock of the Subsidiary.
- The Subsidiary raises capital from third-party investors via preferred stock and other instruments (UFJ Bank recognizes as shareholders' equity on a consolidated basis since the Subsidiary is subject for consolidation).
- The Subsidiary moves forward with revitalization of borrowers/non-performing loans disposal, using capital/expertise provided by third-party investors,